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CUSIP No. 111444105	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 5)

BROADWAY FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

111444105
(CUSIP Number)

David M.W. Harvey
Hot Creek Capital, L.L.C.
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509-6144
(775) 823-5233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 111444105	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Hot Creek Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 111444105	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Hot Creek Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 111444105	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Hot Creek Ventures 1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 111444105	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON David M.W. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 111444105	Page 6 of 10 Pages

Item 1.    Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, (“Stock”) of Broadway Financial Corporation, a Delaware corporation (the “Issuer”). The Issuer’s Stock is traded over the counter and is listed under the symbol “BYFC.” The principal executive offices of the Issuer are located at 4800 Wilshire Boulevard, Los Angeles, California 90010.

Item 2.    Identity and Background

        (a)        This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Ventures 1, L.P. (“Ventures 1”), (iii) Hot Creek Investors, L.P. (“Investors”) and (iv) David M. W. Harvey, the principal member of the General Partner ((i), (ii), (iii) and (iv) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D was held by Ventures 1 and Investors prior to the transaction described in Item 4 below. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Ventures 1 and Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of March 26, 2004, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b)        The residence or business address of each of the Filing Persons is:

6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509-6144

        (c)        Ventures 1 and Investors are each Nevada limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of each of Ventures 1 and Investors. The General Partner is charged with management of the day-to-day affairs of each of Ventures 1 and Investors. The principal member of the General Partner is David M. W. Harvey. Each of the Filing Persons conducts their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

        (d) and (e)        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f)        Ventures 1, Investors and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

CUSIP No. 111444105	Page 7 of 10 Pages

Item 3.    Source and Amount of Funds or Other Consideration

        As a result of the transactions pursuant to the Purchase Agreement described in Item 4 below, none of the Filing Persons have any beneficial ownership of any shares of the Stock.

Item 4.    Purpose of Transaction

        Pursuant to a Securities Purchase Agreement among the Issuer and each of the Filing Persons dated March 18, 2004 (the “Purchase Agreement”), a copy of which is filed with this Schedule 13D as Exhibit B, Mr. Harvey resigned as a Director of the Issuer and the Filing Persons sold an aggregate of 410,312 shares of the Stock to the Issuer. As a result of the transaction, the Filing Persons no longer own any shares of the Stock and accordingly are no longer subject to reporting under Section 13(d) of the Securities Exchange Act of 1934 with respect to the Stock.

Item 5.    Interest in Securities of the Company

(a)-(b) As a result of the transactions pursuant to the Purchase Agreement described in Item 4 above, none of the Filing Persons have any beneficial ownership of any shares of the Stock.

(c)	Other than the transactions pursuant to the Purchase Agreement described in Item 4 above, none of the Filing Persons has had any transactions in Stock in the last 60 days.

(d)	Because he is the managing member of Hot Creek Capital L.L.C., and the general partner of Hot Creek Ventures 1, L.P., and Hot Creek Investors, L.P., Mr. Harvey has the power to direct the affairs of Hot Creek Capital L.L.C., including the voting and disposition of any shares of Stock held in the name of Hot Creek Capital L.L.C, Hot Creek Ventures 1, L.P., or Hot Creek Investors, L.P.,. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Stock.

(e)	Each of the Filing Persons ceased to be a beneficial owner of more than five percent of the Stock on March 18, 2004.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except as set forth in Exhibit B, neither of Ventures 1, Investors, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin.

CUSIP No. 111444105	Page 8 of 10 Pages

Item 7.    Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.
B	Securities Purchase Agreement

CUSIP No. 111444105	Page 9 of 10 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2004

HOT CREEK CAPITAL, L.L.C.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK VENTURES 1, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey

CUSIP No. 111444105	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: March 26, 2004

HOT CREEK CAPITAL, L.L.C.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK VENTURES 1, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey